UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1 )

                                           SEVERN BANCORP, INC.
(Name of Issuer)

                                              Common Stock
(Title of Class of Securities)

                                                81811M100
(CUSIP Number)

                                          December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1.    Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       Louis Hyatt

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b) X*
        * This Reporting Person is part of a “Central Group” as determined by the Office of Thrift Supervision but does not affirm the existence of such a group.

3.     SEC Use Only

4.     Citizenship or Place of Organization
         United States of America

          5.     Sole Voting Power:   819,420
Number of
Shares         6.     Shared Voting Power:   43,3801
Beneficially
Owned by    7.    Sole Dispositive Power:  819,420
Each
Reporting     8.     Shared Dispositive Power:   43,3801
Person With

9.     Aggregate Amount Beneficially Owned by Each Reporting Person
        862,800

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
        NONE

 11.   Percent of Class Represented by Amount in Row (9)
         10.4%2

12.     Type of Reporting Person (See Instructions)
           IN

1  These shares are jointly owned by Mr. Louis Hyatt and his wife.
2  Based on 8,318,184 shares outstanding as of December 31, 2004.

Note: All amounts reflect 2-for-1 stock split paid on December 30, 2004 to shareholders of record as of December 15, 2004

Item 1.    (a)     Severn Bancorp, Inc.
          (b)     1919A West Street, Annapolis, Maryland 21401

Item 2.    (a)    Louis Hyatt
          (b)   1919A West Street, Annapolis, Maryland 21401
          (c)    Maryland
          (d)    Common
          (e)    81811M100

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                 Not Applicable

Item 4.     Ownership
          (a)     862,800
          (b)     10.4%
          (c)     (i)     819,420
             (ii)       43,380
                   (iii)    819,420
                   (iv)     43,380

For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 2.

Note: All amounts reflect 2-for-1 stock split paid on December 30, 2004 to shareholders of record as of December 15, 2004.

Item 5.      Ownership of Five Percent or Less of a Class
            Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
            Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          company or Control Person.
          Not Applicable

Item 8.    Identification and Classification of Members of the Group
          Not Applicable

Item 9.    Notice of Dissolution of Group
          Not Applicable

Item 10.   Certification
           Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       2/11/05
                                   Date

                                      /s/
                                   Louis Hyatt